Mail Stop 3010

September 25, 2009

VIA USMAIL and FAX (317) 808-6794

Mr. Dennis D. Oklak
Chairman and Chief Executive Officer of the General Partner
Duke Realty Limited Partnership
600 East 96th Street, Suite 100
Indianapolis, Indiana 46240

    Re: **Duke Realty Limited Partnership**
           Form 10-K for the year ended December 31, 2008
           Filed on March 6, 2009
           File No. 000-20625

Dear Mr. Dennis D. Oklak:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Cicely LaMothe
Accounting Branch Chief